Santo Pita Corporation
 Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

January 19, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Raj Rajan, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      Santo Pita Corporation
            Amendment No.1 for Registration Statement on Form S-1
            File No. 333-169503
            Filed on December 16, 2010

Dear Mr. Rajan:

We are in receipt of your comment letter dated December 17, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

      Re: Santo Pita Corporation

Please amend your registration statement to include the appropriate interim financial statements, as required by Rule 8-03 of Article 8 of Regulation S-X.

Answer: We have revised the registration statement to include the interim financial statements for the three months from July 31, 2010 to October 31, 2010. We have also updated throughout the registration statement to include references to the appropriate interim period.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SANTO PITA CORPORATION

By: /s/ ROSA HABEILA FELIZ RUIZ
Rosa Habeila Feliz Ruiz
President and Principal Executive Officer